Telix

Annual General Meeting of Shareholders

Telix Pharmaceuticals

ASX: TLX | NASDAQ: TLX

May 21, 2026



^{18}F-FET scan published in *EJNMMI* showing a patient with recurrent glioblastoma (GBM) who experienced a near-complete response following treatment with TLX101-Tx (Iodofalan (^{131}I), [^{131}I]IPA), Telix's investigational LAT1-targeted therapy. Patient representative scans, individual results may vary.

Forward looking statement

This presentation should be read together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to shares of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation.

This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including the planned NDA resubmission for TLX101-Px and the planned BLA resubmission for TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix’s future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk.

Use of Non-IFRS Measures. Telix’s results are reported under International Financial Reporting Standards (IFRS). This announcement includes various non-IFRS financial information to reflect its underlying performance, which have not been subject to audit or review. These non-IFRS measures include Adjusted EBITDA, which represents net earnings attributable to the Group excluding finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other income and expenses. As required by SEC rules, we have provided reconciliations of these non-IFRS financial measures to the most directly comparable IFRS measures, which for Adjusted EBITDA, is Profit/(loss) before income tax. The Group believes that these non-IFRS measures, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally. The non-IFRS measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures.

Telix’s first generation PSMA-PET imaging product, gallium-68 (^{68}Ga) gozetotide injection (also known as ^{68}Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved in multiple markets globally. Gozellix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection) has been approved by the U.S. FDA. Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (^{99m}Tc) besilesomab (marketed under the brand name Scintimun®) is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the EEA. Registrations vary country to country. Refer to your local approved label or regulatory authority status for full information.

No other Telix drug or device has received marketing authorization in any jurisdiction. Any other Telix drug or device that is discussed in this presentation, including Zircaix and Pixclara, is investigational or under development and not approved by any regulatory authority. The efficacy or safety profile of any unapproved drug or device has not been determined by any regulatory authority. In addition, Zircaix and Pixclara brand names and launch are subject to final regulatory approval.

Telix

Kyahn Williamson
SVP Investor Relations and Corporate Communications



Telix

Voting and questions

- A poll will be conducted on all resolutions
- Vote at any time during the meeting
- Virtual Meeting Online Guide provides detailed steps on how to vote and ask questions online – audio and written
- Chairman intends to vote all undirected votes in favor of the resolutions (except resolution 6)
- Poll results can be obtained later today by visiting the Company or ASX websites
- Shareholders and proxies will be invited to ask questions



Telix

Mark Nelson
Interim Chairman



Telix

Board of Directors



Mark Nelson

Interim Chair and Non-Executive Director



Christian Behrenbruch

Managing Director and Group CEO



Jann Skinner

Non-Executive Director

Chair of Audit and Risk Committee



Marie McDonald

Non-Executive Director

Chair of People Committee



David Gill

Non-Executive Director



William Jellison

Non-Executive Director



Maria Rivas, MD

Non-Executive Director

Meeting agenda

01 Chairman’s address

02 CEO’s address

03 Formal items of business, including voting and questions

Annual General Meeting of Shareholders

Chairman's address

Mark Nelson



Illustration of TLX591-Tx
Lutetium (^{177}Lu) rosopatamab tetraxetan

Telix

Our purpose is to help people with cancer and rare diseases live longer, better quality lives.



Telix

Annual General Meeting of Shareholders

CEO’s address

Dr. Christian Behrenbruch



Telix

Five pillars underpinning our global leadership in radiopharma

Telix

Integrated Theranostic Approach
See It. Treat It.

High value therapeutics pipeline	R&D platform for new molecular entities	Precision Medicine portfolio	Specialist commercial organization	Vertically integrated manufacturing and supply chain
				

Telix

2026 Strategic priorities

Strategic prioritization of capital and resources to deliver on near-term milestones

1 Continue commercial growth

- **Strong Q1 result,** revenue up 11%, volumes up 5% quarter-on-quarter[1]
- **Grow Illuccix® and Gozellix®** in the U.S., expand Illuccix globally – Illuccix now available in 22 countries globally

illuccix® (kit for the preparation of gallium Ga 68 gozetotide Injection)
Gozellix kit for the preparation of gallium Ga 68 gozetotide injection

2 Launch new products

- **Pixclara®**[2] (U.S.) resubmission accepted, PDUFA goal date September 11, 2026[3]
- **Pixlumi®**[2] MAA accepted in Europe[4]
- **Zircaix®**[2] (U.S.) BLA resubmission in progress

Pixclara (floretyrosine F 18)
Zircaix (zirconium Zr 89 girentuximab senvedoxam-crdi)
Pixlumi (floretyrosine F 18)

3 Advance five high-value clinical programs

- **TLX591-Tx:** ProstACT Global (Phase 3) for mCRPC – **Part 1 objectives achieved**[5]
- **TLX101-Tx:** IPAX BrIGHT (Phase 2/3) for recurrent GBM **first patients dosed**
- **TLX250-Tx:** LUTEON[6] (Phase 2/3) for ccRCC **open for recruitment**
- **TLX090-Tx:** SOLACE (Phase 1b) for metastatic bone pain – **U.S. sites expansion**
- **BiPASS™:** ^{68}Ga-PSMA-11 PET for initial diagnosis – **nearing enrolment completion**

FY 2026 revenue guidance of $950M - $970M[7]

PDUFA = Prescription Drug User Fee Act, MAA = Marketing Authorization Application, BLA = Biologics License Application, mCRPC = metastatic Castration-Resistant Prostate Cancer, GBM = Glioblastoma, ccRCC = clear cell Renal Cell Carcinoma.

Telix

1. Telix ASX Disclosure April 6, 2026.
2. Launch and brand names subject to final regulatory approval.
3. Telix ASX Disclosure April 10, 2026.
4. Telix Press Release May 1, 2026.
5. Telix ASX Disclosure March 10, 2026.
6. Phase 3 study in Australia, phase 2a study in US/EU.
7. Based on approved products and geographies.

Strategic collaboration with Regeneron (NASDAQ: REGN)

Highly complementary capabilities present a unique opportunity

- Collaboration to **jointly develop and commercialize** next generation radiopharmaceutical therapies, including **targeted alpha therapies**[1]
- Telix received **US$40 million cash upfront** with option to co-fund through commercialization and profit share or **earn up to US$2.1 billion** in development and commercial milestone payments **plus low double-digit royalties**
- Leverages Regeneron's **extensive biologics expertise**, with Telix's **radiopharma development platform** and **global manufacturing and supply chain infrastructure**
- Spans **multiple solid tumor targets**, from Regeneron's portfolio of proprietary, clinically validated antibodies



Telix

1. Telix ASX disclosure April 13, 2026.

The Telix advantage: Integrated value ecosystem

Combining clinical excellence, service & innovation to drive market leadership

Telix Integrated Value Ecosystem

Product Innovation
Expanding portfolio – multi-product platform and lifecycle management

Commercial Experience
Customer centric & systematic approach → increased utilization & expansion

Supply & Operations
Supply chain resiliency - maximize uptime, delivering to customers on-time in any geography

Clinical Enablement & Medical Integration
Driving meaningful clinical data to influence market & improve outcomes

Customer Enablement
Cultivating loyalty via critical services, site support and partnerships spanning patient journey

Diagnostic accuracy of ^{68}Ga-PSMA-11

Illuccix and Gozellix supported by extensive published data and real-word evidence[1,2]

CT	PET	PET/CT Fused



1
Anterior rib lesion
2
No rib lesion

Piflufolastat F-18 PSMA PET Scan
- PSA 3.4

Patient on active surveillance
No active treatment

^{68}Ga-PSMA-11 PET Scan
- 6 months later
- PSA 3.1

Resolution without interval treatment confirms lesion benignity

Telix

Patient case study from IIT: Intra-Individual Comparison of ^{68}Ga- and ^{18}F-Labeled PSMA PET for Skeletal Lesion Characterization in Prostate Cancer: A Pilot Feasibility, Study Interim Analysis led by Dr Ghesani.

1. Phelps TE, Harmon SA, Mena E, *J Nucl Med.* 2022; jnumed.122.264334.
2. Hagens M. et. al., Journal of Nuclear Medicine August 2022.

Patient representative scans – individual results may vary.

Innovation to meet the needs of patients and physicians

Scaling innovation across entire patient journey by 'painting the corners' of the canvas

1

High volume potential
BiPASS™ – targets first line diagnostics.
Significant TAM expansion for Illuccix and Gozellix

2

Access ^{18}F loyalists
TLX593-Px (AlFluor™)
Platform enables flexible radiolabeling for reliable customer service

PSMA-11
targeting platform

3

New products addressing clinical unmet need
e.g. Low and negative PSMA expression

4

SPECT and TLX599-Px Technetium
Growth through SPECT market penetration

Empowering Urologists: Surgical Application; TLX599-Px with SENSEI probe[1]

Telix

TAM = Total addressable market, PSMA = Prostate-specific membrane antigen, SPECT= Single-photon emission computed tomography.

1. BiPASS™ informs downstream applications, which are treatment-enabling and do not directly diagnose PSMA positive disease.

A multi-product prostate cancer therapy portfolio

Aligned to disease state, patient needs and clinical opportunity



Hormone-sensitive
Castration-resistant
Metastatic hormone-sensitive
Metastatic castration-resistant
Palliative
TLX597-Tx
OPTIMAL-E
Phase 2a in PSMA+ mHSPC patients
TLX591-Tx
ProstACT
Global
Phase 3 in PSMA+ mCRPC patients previously treated with 1 ARPI
TLX592-Tx
alphaPRO
TLX090-Tx
Solace
PSA tumor burden
Annual incidence, U.S. patients
mHSPC 33,600[1]
1L mCRPC 32,100[1]
2L mCRPC 21,700[1]
3L+ mCRPC 14,300[1]
PSMAddition
PSMAfore
VISION

mHSPC = Metatstatic hormone sensitive prostate cancer.
SOURCES:
Adapted from Calais J. UCLA 2023 EANM 2023.
1. All figures are 2026. Clarivate Market Forecast, published July 2025.

Therapeutic pipeline: late stage and next generation assets

Building a leadership position in urologic and neurologic oncology

	Therapeutic	Vector	Isotope	Target	Phase 1	Phase 2	Phase 3	Precision Medicine Imaging Agent
Urologic oncology	TLX591-Tx	mAb	^{177}Lu	PSMA				Illuccix®/Gozellix®
	TLX250-Tx	mAb	^{177}Lu	CAIX				Zircaix®
	TLX597-Tx	SM	^{177}Lu	PSMA				Illuccix®/Gozellix®
	TLX592-Tx	mAb	^{225}Ac (α)	PSMA				Illuccix®/Gozellix®
	TLX090-Tx	SM	^{153}Sm	Bone mets				Illuccix®/Gozellix®
	TLX252-Tx	mAb	^{225}Ac (α)	CAIX				Zircaix®
Neurologic oncology	TLX101-Tx	SM	^{131}I	LAT1				Pixclara®/Pixlumi®
	TLX102-Tx	SM	^{211}At (α)	LAT1				Pixclara®/Pixlumi®
Other tumors	TLX66-Tx	mAb	^{90}Y	CD66				Scintimun®
	TLX400-Tx	SM	^{177}Lu	FAP				R&D stage
	TLX300-Tx	mAb	Undisclosed	PDGFRα				R&D stage



Telix

PSMA: Prostate-specific membrane antigen.
CAIX: Carbonic anhydrase IX.
LAT1: L-Type amino acid transporter 1.
CD66: Cluster of differentiation 66.

PDGFRα: Platelet-derived growth factor receptor alpha.
mAb: Monoclonal antibody.
SM: Small molecule.
FAP: Fibroblast activation protein.

A catalyst rich 2026

Select milestones for Therapeutics candidates

- ✓ **Strategic collaboration with Regeneron**
- **TLX591-Tx** for mCRPC, ProstACT Global
  - ✓ **Part 1 data readout**
  - Part 2 international site expansion, interim analysis[1]
- **TLX592-Tx** for mCRPC, AlphaPRO, patient dosing
- **TLX597-Tx** for mCRPC, OPTIMAL-PSMA, enrollment completion. OPTIMAL-E, patient dosing
- **TLX090-Tx** for metastatic bone pain, SOLACE, enrollment completion
- ✓ **TLX250-Tx** for ccRCC, LUTEON, patient dosing
- **TLX252-Tx** for ccRCC and other CAIX-expressing tumors, trial commencement
- **TLX101-Tx** for recurrent GBM
  - ✓ IPAX BrIGHT, first patient dosed
  - IPAX 2- data readout MTD (Max tolerated dose)
- **TLX102-Tx** for recurrent GBM and leptomeningeal disease, trial commencement
- **TLX400-Tx** recommencement of clinical activity

Select milestones for Precision Medicine candidates

- ✓ **Pixclara[2] NDA resubmission (U.S.) accepted,** PDUFA goal date September 11, 2026
- ✓ **Pixlumi[2] MAA accepted (Europe)**
- **Zircaix[2] BLA resubmission (U.S.)**
- **Illuccix, Gozellix** BiPASS™ enrollment completion
- **Illuccix** Japan trial, enrollment completion
- **Illuccix** China, regulatory approval/launch
- **TLX593-Px (AlFluor™)** trial commencement

Select milestones for Telix Manufacturing Solutions

- **Key RLS sites:** commence **cyclotron** installations EU (Brussels) and Japan (Yokohama) cyclotrons operational
- **50 ARTMS QIS® installations** globally

Telix

BLA = Biologics license application, QIS = QUANTM irradiation system, a cyclotron-based isotope production system.

1. Protocol ^{177}Lu-TLX591-203.
2. Brand name subject to final regulatory approval.

Items of business

Item 1 - Financial and other formal reports

To receive and consider the Financial report, Sustainability report, Directors' report and Auditor's report for the financial year ended December 31, 2025.

Item 2 - Adopt the 2025 Remuneration report

To consider and, if thought fit, to pass the following resolution as a non-binding **ordinary resolution**:

That the Remuneration report as set out in the Company's Annual Report (including Item 6.A "Directors and Senior Management" and 6.B "Compensation" of the Form 20-F) for the financial year ended December 31, 2025 be adopted.

The vote on this item of business is advisory only and does not bind the Directors or the Company.
Refer to Notice of Meeting for voting exclusions.

Item 2 - Voting

Adopt 2025 Remuneration report

Votes for	Votes against	Undirected proxy votes*	Abstentions
92.59 %	4.45 %	2.97 %	92,212 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting will be voted in favour of the resolution

Item 3(a) - Re-election of Dr. Mark Nelson as Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That Dr. Mark Nelson, being eligible, be re-elected as a Director of the Company.

Telix

Item 3(a) - Voting

Re-election of Dr. Mark Nelson as Director

Votes for	Votes against	Undirected proxy votes*	Abstentions
81.01 %	2.89 %	16.10 %	45,386 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting and CEO will be voted in favour of the resolution.

Item 3(b) - Election of David Gill as Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That David Gill, being eligible, be elected as a Director of the Company.

Telix

Item 3(b) - Voting

Election of David Gill as Director

Votes for	Votes against	Undirected proxy votes*	Abstentions
83.81 %	0.09 %	16.10 %	35,829 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting and CEO will be voted in favour of the resolution.

Item 3(c) - Election of William Jellison as Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That William Jellison, being eligible, be elected as a Director of the Company.

Telix

Item 3(c) - Voting

Election of William Jellison as Director

Votes for	Votes against	Undirected proxy votes*	Abstentions
83.78 %	0.12 %	16.10 %	33,879 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting and CEO will be voted in favour of the resolution.

Item 3(d) - Election of Dr. Maria Rivas as Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That Dr. Maria Rivas, being eligible, be elected as a Director of the Company.

Telix

Item 3(d) - Voting

Election of Dr. Maria Rivas as Director

Votes for	Votes against	Undirected proxy votes*	Abstentions
83.79 %	0.11 %	16.10 %	44,268 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting and CEO will be voted in favour of the resolution.

Item 4(a) - Approve the grant of deferred share rights to the MD & CEO

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That approval be given for all purposes, including Listing Rule 10.14, for the grant of 27,121 deferred share rights to the MD & CEO, Dr. Behrenbruch, as part of his annual short term variable remuneration for the financial year ended December 31, 2025, as set out in the Explanatory Notes.

Refer to Notice of Meeting for voting exclusions.

Item 4(a) - Voting

Approve grant of deferred share rights to the MD & CEO

Votes for	Votes against	Undirected proxy votes*	Abstentions
80.30 %	3.52 %	16.18 %	666,319 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting will be voted in favour of the resolution.

Item 4(b) - Approve the grant of performance share appreciation rights to the MD & CEO

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That approval be given for all purposes, including Listing Rule 10.14, for the grant of 339,835 performance share appreciation rights to the MD & CEO, Dr. Behrenbruch, as his annual long term variable remuneration for the financial year ending December 31, 2026, as set out in the Explanatory Notes.

Telix

Refer to Notice of Meeting for voting exclusions.

Item 4(b) - Voting

Approve grant of performance share appreciation rights to the MD & CEO

Votes for	Votes against	Undirected proxy votes*	Abstentions
80.55 %	3.28 %	16.18 %	669,462 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting will be voted in favour of the resolution.

Item 5 - Approve the Equity Incentive Plan and the issue of equity securities under the Equity Incentive Plan

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That for the purposes of Listing Rule 7.2 (Exception 13(b)) and for all other purposes, the Telix Equity Incentive Plan and the issue of equity securities under the Telix Equity Incentive Plan, as described in the Explanatory Notes, be approved.

Telix

Refer to Notice of Meeting for voting exclusions.

Item 5 - Voting

Approve the Equity Incentive Plan and the issue of equity securities under the Equity Incentive Plan

Votes for	Votes against	Undirected proxy votes*	Abstentions
68.96 %	12.27 %	18.77 %	105,084 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting will be voted in favour of the resolution.

Item 6 - Approve potential termination benefits

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That approval be given for all purposes (including for sections 200B and 200E of the Australian Corporations Act 2001 (Cth) (the Corporations Act), for the giving of benefits to any current or future holder of a managerial or executive office in the Company or a related body corporate, in connection with that person ceasing to hold that office, as set out in the Explanatory Notes.

Telix

Refer to Notice of Meeting for voting exclusions.

Item 6 - Voting

Approve potential termination benefits

Votes for	Votes against	Undirected proxy votes*	Abstentions
98.87 %	1.04 %	0.10 %	763,767 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting will be voted in favour of the resolution.

Item 7 - Approve an increase to the maximum aggregate remuneration for Non-Executive Directors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That approval be given for all purposes, including Rule 8.3(a) of the Company's Constitution and Listing Rule 10.17, for the maximum aggregate remuneration that may be paid to the Non-Executive Directors in any year commencing on or after January 1, 2026 to be increased by A$1,550,000.00 from A$1,800,000.00 per annum to A$3,350,000 per annum.

Telix

Refer to Notice of Meeting for voting exclusions.

Item 7 - Voting

Approve the increase to the maximum aggregate remuneration for Non-Executive Directors

Votes for	Votes against	Undirected proxy votes*	Abstentions
67.41 %	13.82 %	18.77 %	117,508 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting will be voted in favour of the resolution.

Item 8 - Approve the issue of Share Appreciation Rights to Relevant Non-Executive Directors

To consider and, if thought fit, to pass the following resolutions as an **ordinary resolution**:

That for the purposes of Listing Rule 10.14 and for all other purposes, the issue of share appreciation rights to:

a) Marie McDonald (or nominee)
b) David Gill (or nominee)
c) William Jellison (or nominee)
d) Dr. Maria Rivas (or nominee)

details of which are set out in the Explanatory Notes, be approved by Shareholders.

Telix

Refer to Notice of Meeting for voting exclusions.

Item 8 - Voting

Approve the issue of Share Appreciation Rights to Relevant Non-Executive Directors

	Votes for	Votes against	Undirected proxy votes*	Abstentions
a) Marie McDonald (or nominee)	47.35 %	36.46 %	16.19 %	725,733 votes
b) David Gill *(or nominee)*	47.35 %	36.46 %	16.19 %	713,933 votes
c) William Jellison *(or nominee)*	47.35 %	36.46 %	16.19 %	715,933 votes
d) Dr. Maria Rivas *(or nominee)*	47.73 %	36.08 %	16.19 %	715,333 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting will be voted in favour of the resolution.

Item 9 - Ratify the prior issue of Convertible Bonds

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That ratification be given for all purposes, including Listing Rule 7.4, for the prior issue of the Convertible Bonds, details of which are set out in the Explanatory Notes.

Telix

Refer to Notice of Meeting for voting exclusions.

Item 9 - Voting

Ratify prior issue of Convertible Bonds

Votes for	Votes against	Undirected proxy votes*	Abstentions
82.02 %	1.86 %	16.12 %	35,691 votes

Telix

*All undirected proxy votes in favour of the Chairman of the Meeting will be voted in favour of the resolution.

Final voting and close

Thank you

Telix